Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹账通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

INSIDE INFORMATION

UPDATE ON BUSINESS OPERATIONS

This announcement is made by OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”).

UPDATE ON BUSINESS OPERATIONS

On May 7, 2024, the Company was notified by certain Connected Customers (as defined below) that they intend to cease to utilize the Group’s Cloud Services (as defined below) due to their adjustment of procurement strategies. The Company is in discussion with these Connected Customers as to the effective time of such cessation and any transition arrangements. These Connected Customers’ purchase of the Group’s Cloud Services contributed approximately 16.7% and 19.2%, respectively, of the Group’s total revenue for each of the years ended December 31, 2022 and 2023.

There are uncertainties as to whether any of the other Connected Customers will continue to utilize the Group’s Cloud Services at current levels or at all. The Company is actively monitoring the situation and will continue to follow up on the progress.

The Company has been providing cloud services to financial institutions via its Gamma FinCloud platform since 2020 (the “Cloud Services”). For each of the years ended December 31, 2022 and 2023, revenue from the Cloud Services was RMB1,316 million and RMB1,246 million, accounting for approximately 29.5% and 34.0% of the total revenue of the Group for the respective years, of which RMB1,310 million and RMB1,240 million, or approximately 99.6% and 99.5%, was from subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. (collectively, the “Connected Customers”).

The Board is evaluating its business plans and further measures in response to the foregoing developments and corresponding financial impact. The Company will make further announcement(s) in compliance with the Listing Rules and/or the SFO as and when appropriate.

The Company believes that the foregoing developments will not affect the operations of its other businesses, including its ongoing strategic business relationship with Ping An Insurance (Group) Company of China, Ltd.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, May 7, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.